UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402 - São Paulo - SP

Rating (Standard & Poor’s): “brA+”

NOTICE TO THE MARKET

BANCO CITIBANK S.A., financial institution integrating the securities distribution system, with headquarters in the City and State of São Paulo, located at Avenida Paulista, 1111, 10º andar, registered under Corporate Taxpayer’s ID (CNPJ/MF) 33.479.023/0001 -80 (“Lead Manager”) announces, together with BB BANCO DE INVESTIMENTO S.A., financial institution integrating the securities distribution system, with headquarters in the City and State of Rio de Janeiro, located at Rua Senador Dantas, 105, 36º andar, registered under Corporate Taxpayer’s ID (CNPJ/MF) 24.933.830/0001 -30 (“Coordinator”), pursuant to article 53 of Rule 400 issued by the Brazilian Securities and Exchange Commission (“CVM”), as of December 29, 2003 (“Rule CVM 400/03”), that the request for the public distribution of 3rd issue debentures of CPFL ENERGIA S.A., with headquarters in the City and State of São Paulo, located at Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402, registered under Corporate Taxpayer’s ID (CNPJ/MF) 02.429.144/0001 -93 (“Issuer”) was filed with CVM, on August 21, 2007, for the public distribution of up to forty-five thousand (45,000) simple, registered, book-entry debentures, in a single series, non-convertible into Issuer’s shares, of unsecured type, with unit par value (“Unit Par Value”), on September 3, 2007 (“Issue Date”), of ten thousand reais (R$10,000.00) (“Debentures”), totaling up to four hundred and fifty million reais (R$450,000,000.00) (“Offering”). The Debentures will be effective for seven (7) years, with maturity on September 3, 2014. The Debentures will be entitled to remuneration equivalent to the accumulation of one-day DI – Interbank Deposits daily average rates, “over extra group”, plus spread in a percentage not higher than 0.45% p.a., to be determined in the Bookbuilding Procedure and ratified by the Issuer’s Board of Directors. The Remuneration will be calculated on an exponential and cumulative pro rata tempore basis per business days elapsed.

PRELIMINARY PROSPECTUS
The preliminary prospectus related to the Issue (“Preliminary Prospectus”) will be available on the world wide web addresses and pages mentioned below, as of September 12, 2007:

  Issuer
  CPFL ENERGIA S.A.
  Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402 - São Paulo - SP
  Website: www.cpfl.com.br

  Lead Manager
   BANCO CITIBANK S.A.
   Avenida Paulista, 1111, 10º andar - Parte - São Paulo - SP
  Website: www.citibank.com.br

  Coordinator
   BB BANCO DE INVESTIMENTO S.A.
  Rua Senador Dantas, 105, 36º andar – Rio de Janeiro - RJ
  Website: www.bb.com.br

  BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
  Rua Sete de Setembro, 111, 5º andar - Rio de Janeiro - RJ
  Rua Cincinato Braga, 340, 2º, 3º e 4º andares - São Paulo - SP
  Website: www.cvm.gov.br

  SÃO PAULO STOCK EXCHANGE - BOVESPA
  Rua XV de Novembro, 275 - São Paulo - SP
  Website: www.bovespa.com.br

  CUSTODY AND SETTLEMENT CHAMBER - CETIP
  Avenida República do Chile, 230, 11º andar - Rio de Janeiro - RJ
  Rua Líbero Badaró, 425, 24º andar - São Paulo - SP
  Website: www.cetip.com.br

1. ESTIMATE DATES AND PLACES TO DISCLOSE THE DISTRIBUTION
The Issuer and the Coordinators will carry out the Issue disclosure as of this date up to the date when the final remuneration of Debentures is determined. Presentations to potential investors are scheduled to begin on September 18, 2007, in the cities of São Paulo and Rio de Janeiro. For further information on Debentures, please contact the Issuer and the Issue Coordinators. The public distribution of Debentures will begin after the Issue registration at CVM, the availability of Prospectus to investors and the publication of the respective announcement of commencement will be carried out by intermediation of the Coordinators. The interested parties can subscribe Debentures by using the procedures set forth by the Securities Distribution System - SDT, managed by the Custody and Settlement Chamber - CETIP, based on policies and guidelines established by the Brazilian Association of Financial Market Institutions - ANDIMA, and businesses are settled and Debentures are held in custody by CETIP. The announcements of commencement and closure of the public distribution of Debentures, purpose of this Issue, will be disclosed in the Official Gazette of the State of São Paulo and in Valor Econômico newspaper.
The schedule related to Offering is as follows:

Events	Dates
• Protocol for request of registration at CVM	8/21/2007
• Board of Directors’ Meeting in which the Issue of Debentures will be approved	8/29/2007
• Disclosure of the Notice to the Market	9/12/2007
• Availability of the Preliminary Prospectus at the Issuer’s and the Coordinators’ websites	9/12/2007
• Start of Presentations to Potential Investors	9/18/2007
• Bookbuilding Procedure	10/17/2007
• Board of Directors’ meeting held to determine the rate described in the Bookbuilding Procedure	10/17/2007
• Granting of the Offering Registration by CVM	10/23/2007
• Publication of the Announcement of Commencement	10/24/2007
• Settlement of the Offering	10/26/2007
• Disclosure of Announcement of Closure	10/31/2007

* Estimate dates for future events are merely indicative and are subject to changes and delays.

2. OFFERING PROCEDURE
Debentures will be placed jointly with investors deemed as qualified in accordance with Rule CVM 409, of August 18, 2004. The placement of debentures will be public, without minimum or maximum tranches, favoring, regardless the chronological order, the proposals of investors who wish to subscribe the Debentures having the best proposals during the Bookbuilding Procedure (the best proposals are those which present the lower remuneration rates to the investor). The placement must also reach a larger spread of Debentures, so as to provide higher liquidity in the secondary market. Neither will a provision for liquidity be constituted nor an agreement executed as guarantee of liquidity for Debentures.

3. INFORMATION ON THE BOOKBUILDING PROCEDURE
The final remuneration of Debentures purpose of this offering will be defined in the bookbuilding procedure, which shall be carried out after the publication of this Notice to the Market and will be carried out by the Coordinators to verify, with investors, the demand for Debentures in different interest rate levels, by means of the procedure for collecting investment intentions. The Lead Manager and the Coordinator will receive, on October 17, 2007, indications of interests and/or requests for acquisition of Debentures by interested investors. Maximum or minimum subscription tranches will not be determined.

4. SUPPLEMENTARY INFORMATION
The Issue is subject to previous approval by CVM. Supplementary information on the Issue may be obtained from the Issuer and the Coordinators, at the addresses mentioned above. Information included in the Preliminary Prospectus related to the Issue will be purpose of analysis by CVM, subject to inclusions and amendments. The final Prospectus related to the Issue will be made available to investors in the aforementioned places, as of the date of the start of the public distribution of Debentures. Information related to the Issue and the Issuer is detailed in the Preliminary Prospectus.

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFERING.

“This public offering/program was prepared in accordance with the provisions of the Self-Regulation Code of ANBID for the Public Offerings of Distribution and Acquisition of Securities, which is registered in the 4th Office of Registration of Securities and Documents of the County of São Paulo, State of São Paulo, under no. 4890254; thus, this present public offering/program meets the minimum information standards contained in the code, and any responsibility for the referred information, for the quality of the issuer and/or offerers, of the participant institutions and of the securities purpose of the public offering/program, is not incumbent upon ANBID.”

COORDINATORS

THE OFFERING’S LEAD MANAGER IS BANCO CITIBANK S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.